UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 31)1

PolyMet Mining Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

731916102
(CUSIP Number)

Stephen Rowland
Glencore International AG
Baarermattstrasse 3
 CH-6340 Baar
 Switzerland
 +41 41 709 2000

With copies to:

Eoghan P. Keenan, Esq.
 Weil, Gotshal & Manges LLP
 767 Fifth Avenue
New York, NY 10153
 (212) 310-8000
 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

November 7, 2023
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102
1	NAMES OF REPORTING PERSONS
Glencore plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
194,460,251

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
194,460,251

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,460,251

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

CUSIP No. 731916102
1	NAMES OF REPORTING PERSONS
Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
194,460,251

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
194,460,251

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,460,251

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

CUSIP No. 731916102
1	NAMES OF REPORTING PERSONS
Glencore AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
194,460,251

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
194,460,251

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,460,251

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 731916102
Item 1.	Security and Issuer

This Amendment No. 31 (this “Amendment No. 31”) amends, as specifically set forth herein, the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by Glencore Holding AG, Glencore International AG and Glencore AG on November 10, 2008, and amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, Amendment No. 6 thereto filed on January 27, 2010, Amendment No. 7 thereto filed on November 15, 2010, Amendment No. 8 thereto filed on June 2, 2011 (which amendment removed Glencore Holding AG as a Reporting Person and added Glencore International plc (now known as Glencore plc) as a Reporting Person), Amendment No. 9 thereto filed on July 15, 2011, Amendment No. 10 thereto filed on December 6, 2011, Amendment No. 11 thereto filed on October 16, 2012, Amendment No. 12 thereto filed on April 16, 2013, Amendment No. 13 thereto filed on June 10, 2013, Amendment No. 14 thereto filed on July 8, 2013, Amendment No. 15 thereto filed on April 29, 2014, Amendment No. 16 thereto filed on August 5, 2015, Amendment No. 17 thereto filed on December 18, 2015, Amendment No. 18 thereto filed on September 19, 2016, Amendment No. 19 thereto filed on November 1, 2016, Amendment No. 20 thereto filed on April 4, 2018, Amendment No. 21 thereto filed on March 29, 2019, Amendment No. 22 thereto filed on May 13, 2019, Amendment No. 23 thereto filed on July 8, 2019, Amendment No. 24 thereto filed on April 8, 2020, Amendment No. 25 thereto filed on February 16, 2022, Amendment No. 26 thereto filed on July 21, 2022, Amendment No. 27 thereto filed on February 28, 2023, Amendment No. 28 thereto filed on April 12, 2023, Amendment No. 29 thereto filed on July 3, 2023 and Amendment No. 30 thereto filed on July 17, 2023 (as so amended, the “Statement”) relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer” or the “Company”).

The purpose of this Amendment No. 31 is to report that on November 7, 2023, the Company and Glencore completed the transactions contemplated by the Arrangement Agreement, dated July 16, 2023, by and between the Company and Glencore (as amended, the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, on November 7, 2023, Glencore acquired all of the issued and outstanding Common Shares that Glencore or its affiliates did not directly or indirectly own (the “Minority Shares”) through a Plan of Arrangement (the “Plan of Arrangement”) pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia).  As a result of the completion of the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement (the “Closing”), Glencore became the beneficial owner of 100 percent of the issued and outstanding share capital in the Company.

This Amendment No. 31 constitutes an exit filing of each of the Reporting Persons in respect of the Common Shares previously reported as beneficially owned by the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On November 3, 2023, the Supreme Court of British Columbia issued a final order approving the Plan of Arrangement. On November 7, 2023, the Company and Glencore completed the transactions contemplated by the Arrangement Agreement. Pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement, Glencore acquired all of the Minority Shares. In accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, as of immediately following the Closing, Glencore is the beneficial owner of 100 percent of the issued and outstanding share capital in the Company.  As of the Closing, and pursuant to the Plan of Arrangement, each Company RSU, Company DSU, Company Option and Company Bonus Share Entitlement (as each such term used but not defined herein is defined in the Management Proxy Circular attached as Exhibit (a)(2)(i) to the Schedule 13E-3 filed by the Company with the SEC on November 7, 2023) was immediately cancelled in exchange for cash.

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 99.1, which is incorporated herein by reference.

CUSIP No. 731916102
Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) are hereby amended and restated as follows:

(a) and (b) The information relating to the beneficial ownership of Common Shares by each of the Reporting Persons as set forth in rows 7 through 11 of the cover pages hereto is incorporated herein by reference. The Reporting Persons collectively own, directly or indirectly, 194,460,251 Common Shares, representing 100 percent of the outstanding Common Shares. This beneficial ownership percentage assumes that there are 194,460,251 Common Shares outstanding, as reported by the Issuer in its Management Proxy Circular filed as Exhibit (a)(2)(i) to its Amendment No. 3 to its Schedule 13E-3 filing, dated November 7, 2023. The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of the 194,460,251 Common Shares set forth above.

(c) With the exception of Mr. Stephen Rowland, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of any other Common Shares, or has engaged in any other transaction during the past 60 days in any Common Shares.

Mr. Stephen Rowland, who is currently employed by Glencore and is a member of the Issuer’s board of directors, received $80,513.38 in consideration for the 23,264 Common Shares and deferred share units in respect of 14,894 Common Shares held by him pursuant to the Plan of Arrangement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to incorporate by reference Item 4 of this Amendment No. 31.

Item 7.	Material To Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 99.1
Arrangement Agreement between PolyMet Mining Corp. and Glencore AG, dated July 16, 2023 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K filed by PolyMet Mining Corp. with the Securities and Exchange Commission on July 17, 2023).

Exhibit 99.2
Press Release, dated November 7, 2023 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by PolyMet Mining Corp. with the Securities and Exchange Commission on November 7, 2023).

CUSIP No. 731916102
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2023	Glencore AG

	By:	/s/ Carlos Perezagua
		Name:	Carlos Perezagua
		Title:	Director

	By:	/s/ Stephan Huber
		Name:	Stephan Huber
		Title:	Director

Glencore International AG

	By:	/s/ Peter Friedli
		Name:	Peter Friedli
		Title:	Officer

	By:	/s/ John Burton
		Name:	John Burton
		Title:	Director

Glencore plc

	By:	/s/ John Burton
		Name:	John Burton
		Title:	Company Secretary